UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

BRAZIL MINERALS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

105861207
(CUSIP Number)

December 28, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON:
Lancaster Brazil Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Marshall Islands

	5	SOLE VOTING POWER:

25,000,000
NUMBER OF

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0
EACH

REPORTING	7	SOLE DISPOSITIVE POWER:
PERSON
WITH:		25,000,0000

	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

25,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

19.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Item	1(a)	Name of Issuer: Brazil Minerals, Inc.

1(b)	Address of the Issuer's Principal Executive Offices:
Rua Vereador João Alves Praes, nº 95-A, Olhos D'Água, MG 39398-000, Brazil

Item	2(a)	Name of Person Filing
Lancaster Brazil Fund LP

Item	2(b)	Address of Principal Business Office or, if None, Residence:
Rua Vereador João Alves Praes, nº 95-A, Olhos D'Água, MG 39398-000, Brazil

Item	2(c)	Citizenship: Marshall Islands

Item	2(d)	Title of Class of Securities:
Common Stock, par value $0.001 per share (the "Shares").

Item	2(e)	CUSIP Number:
105861207

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
This Item 3 is not applicable.

Item 4.	Ownership:

Item	4(a)	Amount Beneficially Owned:
As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 25,000,000 Shares.

Item	4(b)	Percent of Class:
The Reporting Person may be deemed to be the beneficial owner of approximately 19.5% of the total number of Shares outstanding.

Item	4(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:	25,000,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	25,000,000
(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class:
This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:
This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:
This Item 9 is not applicable.

Item 10.	Certification:
By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 2, 2018
(Date)

LANCASTER BRAZIL FUND LP
By: Lancaster Gestora de Recursos Ltda., General Partner
By: _/s/ Marc Fogassa
Marc Fogassa, President